Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 87-I dated July 10, 2007	Term Sheet to Product Supplement No. 87-I Registration Statement No. 333-130051 Dated March 27, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index due October 31, 2008

General

  The notes are designed for investors who seek a return of four times any depreciation of the S&P 500® Index up to a maximum total return on the notes of 10%* at maturity. Investors should be willing to forgo interest and dividend payments, and if the Index increases as compared to the Initial Index Level by more than 5%, be willing to lose up to 95% of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 31, 2008†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about April 25, 2008 and are expected to settle on or about April 30, 2008.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Downside Leverage Factor:	4
Payment at Maturity:

If the Ending Index Level is less than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Change multiplied by 4, subject to a Maximum Total Return on the notes of 10%*. For example, if the Index Change is more than 2.5%, you will receive the Maximum Total Return on the notes of 10%*, which entitles you to a maximum payment at maturity of $1,100 for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your final payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Change x 4)]
* The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 10%.

Your principal is protected against up to a 5% increase in the Index at maturity. If the Ending Index Level is greater than the Initial Index Level by up to 5%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is greater than the Initial Index Level by more than 5%, you will lose 1% of the principal amount of your notes for every 1% that the Index increases beyond 5%, provided that your final payment at maturity will not be less than $50 per $1,000 principal amount note. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Change + 5%)]

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $50.

If the Ending Index Level increases from the Initial Index Level by more than 5%, you could lose up to $950 per $1,000 principal amount note.

Buffer Amount:	5%
Index Change:	Initial Index Level – Ending Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about April 25, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date†:	October 28, 2008
Maturity Date†:	October 31, 2008
CUSIP:	48123MG55
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 87-I.

Investing in the Bearish Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 87-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 87-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $11.50 per $1,000 principal amount note and may use a portion of that commission to allow selling concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $11.50 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 87-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 31, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-I dated July 10, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 87-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 87-I dated July 10, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002789/e27815_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Change by 4, up to the Maximum Total Return on the notes of 10%, or $1,100 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 10%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against an increase in the Ending Index Level, as compared to the Initial Index Level, of up to 5%. If the Ending Index Level increases by more than 5%, for every 1% that the Ending Index Level increases beyond 5%, you will lose an amount equal to 1% of the principal amount of your notes, provided that your final payment at maturity will not be less than $50 per $1,000 principal amount note.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 87-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 87-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 87-I dated July 10, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal in excess of $50 per $1,000 principal amount note. The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative. Your investment will be exposed, on an inverse basis, to any increase in the Ending Index Level, as compared to the Initial Index Level, beyond the 5% buffer, provided that your final payment at maturity will not be less than $50 per $1,000 principal amount note. Accordingly, you could lose up to $950 for each $1,000 principal amount note that you invest in.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is less than the Initial Index Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the depreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 10%.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  WE ARE CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE INDEX — We are currently one of the companies that make up the Index. On March 16, 2008, and March 24, 2008, we issued press releases (which are included in our Current Reports on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008, and March 24, 2008, respectively) announcing our potential acquisition of The Bear Stearns Companies, Inc., which is also included in the Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index	TS-2

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1300 and a Maximum Total Return on the notes of 10%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Change	Total Return

2730.00	-110.00%	-95.00%
2600.00	-100.00%	-95.00%
2470.00	-90.00%	-85.00%
2340.00	-80.00%	-75.00%
2210.00	-70.00%	-65.00%
2080.00	-60.00%	-55.00%
1950.00	-50.00%	-45.00%
1820.00	-40.00%	-35.00%
1690.00	-30.00%	-25.00%
1560.00	-20.00%	-15.00%
1430.00	-10.00%	-5.00%
1404.00	-8.00%	-3.00%
1378.00	-6.00%	-1.00%
1365.00	-5.00%	0.00%
1332.50	-2.50%	0.00%
1313.00	-1.00%	0.00%
1300.00	0.00%	0.00%
1287.00	1.00%	4.00%
1274.00	2.00%	8.00%
1267.50	2.50%	10.00%
1261.00	3.00%	10.00%
1235.00	5.00%	10.00%
1170.00	10.00%	10.00%
1040.00	20.00%	10.00%
910.00	30.00%	10.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index declines from the Initial Index Level of 1300 to an Ending Index Level of 1274. Because the Ending Index Level of 1274 is less than the Initial Index Level of 1300 and the Index Change of 2% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 10%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (2% x 4)] = $1,080

Example 2: The level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1365. Because the Ending Index Level of 1365 is greater than the Initial Index Level of 1300 by not more than the Buffer Amount of 5%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index declines from the Initial Index Level of 1300 to an Ending Index Level of 1261. Because the Ending Index Level of 1261 is less than the Initial Index Level of 1300 and the Index Change of 3% multiplied by 4 exceeds the hypothetical Maximum Total Return of 10%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 1560. Because the Ending Index Level of 1560 is greater than the Initial Index Level of 1300 by more than the Buffer Amount of 5%, the Index Change is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 5%)] = $850

Example 5: The level of the Index increases from the Initial Index Level of 1300 to an Ending Index Level of 2730. Because the Ending Index Level of 2730 is greater than the Initial Index Level of 1300, resulting in an Index Change of -110%, and because the final payment at maturity per $1,000 note may not be less than $50 per $1,000 principal amount note, the investor receives a payment at maturity of $50 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 3, 2003 through March 28, 2008. The Index closing level on March 28, 2008 was 1315.22. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $50 per $1,000 principal amount note.

JPMorgan Structured Investments — Bearish Return Enhanced Notes Linked Inversely to the S&P 500® Index	TS-4